Received SEC

NOV 14 2014

Washington, DC 20549

Suppl.

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549



15005349

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2014
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2014, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
AUD	250,000,000	3.75	101.695	2-July-2014	9-Oct-2018
BRL	175,000,000	8.88	99.97	14-July 2014	26-July-2018
IDR	600,000,000,000	7.25	101.0305	14-July-2014	17-July-2017
KRW	10,250,000,000	1.35	100.00	15-July-2014	16-Apr-2017
USD	3,000,000,000	1.75	99.533	15-July-2014	15-Oct-2019
AUD	50,000,000	4.75	105.368	23-July-2014	27-Aug-2024
TRY	50,000,000	Zero Coupon	46.00	24-July-2014	20-June-2024
IDR	329,700,000,000	7.06	100.00	25-July-2014	25-July-2019
BRL	10,000,000	8.47	100.00	30-July-2014	24-July-2019
IDR	350,000,000,000	7.25	101.2775	4-Aug-2014	17-July-2017
AUD	350,000,000	3.25	98.944	7-Aug-2014	7-Feb-2020
AUD	125,000,000	4.75	105.981	12-Aug-2014	27-Aug-2024
IDR	450,000,000,000	7.25	100.8885	15-Aug-2014	17-July-2017
USD	200,000,000	Floating Rate	100.045	18-Aug-2014	20-June-2018
USD	200,000,000	Floating Rate	100.00	20-Aug-2014	12-June-2017
TRY	30,000,000	Zero Coupon	46.55	26-Aug-2014	20-June-2024
INR	1,000,000,000	6.10	100.00	2-Sep-2014	2-Sep-2016
AUD	100,000,000	4.75	106.590	2-Sep-2014	27-Aug-2024
USD	100,000,000	Floating Rate	100.00	4-Sep-2014	12-June-2017
INR	2,500,000,000	6.00	101.1205	5-Sep-2014	5-Sep-2017
IDR	1,000,000,000,000	7.35	100.00	12-Sep-2014	12-Sep-2018
USD	3,250,000,000	0.625	99.948	12-Sep-2014	12-Sep-2016
AUD	100,000,000	3.75	102.137	15-Sep-2014	9-Oct-2018
USD	100,000,000	Floating Rate	100.039	17-Sep-2014	20-June-2018
TRY	50,000,000	Zero Coupon	46.55	18-Sep-2014	20-June-2024
TRY	50,000,000	Zero Coupon	45.60	24-Sep-2014	20-June-2024
USD	500,000,000	1.50	99.653	25-Sep-2014	25-Sep-2018

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis and Condensed Quarterly Financial Statements September 30, 2014 (Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2014

INTRODUCTION
The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 11, 2014, which includes the Ordinary Capital financial statements for the year ended December 31, 2013. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank generally holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation adjustments, a separate component of Other comprehensive income (loss) in the Condensed Statement of Comprehensive Income. Effective October 1, 2013, the Bank concluded that its operations are substantially carried out in a single functional currency, the U.S. dollar. Therefore, net gains and losses resulting from the translation of all non-U.S. dollar currencies (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS:
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and the Bank is currently evaluating the impact on its financial condition or results of operations.

[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2014 and 2013, as well for the year ended December 31, 2013.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013
Lending Summary			
Loans and guarantees approved[(1)]	$ 6,373	$ 6,613	$ 13,290
Undisbursed portion of approved loans	30,156	28,790	29,207
Gross loan disbursements	4,672	4,339	10,558
Net loan disbursements[(2)]	830	(3,152)	2,096
Balance Sheet Data			
Cash and investments-net [(3)], after swaps	$ 29,710	$ 22,014	$ 21,226
Loans outstanding[(4)]	71,437	65,415	70,679
Total assets	105,873	93,468	97,007
Borrowings outstanding[(5)], after swaps	76,065	63,141	67,460
Callable capital stock	138,901	123,840	123,840
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	71,105	63,439	63,439
Equity	24,221	22,064	23,550
Income Statement Data			
Operating Income[(6)]	**$ 579**	**$ 844**	**$ 881**
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(56)	602	626
Board of Governors approved transfers	(200)	(200)	(200)
Net income	323	1,246	1,307
Ratios			
Net borrowings [(7)] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	66.2%	67.4%	74.4%
Total Equity [(8)] to loans [(9)] ratio	34.6%	34.1%	33.6%
Cash and investments as a percentage of borrowings outstanding, after swaps	39.1%	34.8%	31.5%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations.
(2) Includes gross loan disbursements less principal repayments.
(3) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(4) Excludes lending swaps in a net liability position of $668 million as of September 30, 2014 (2013 - $812 million) and $650 million as of December 31, 2013.
(5) Net of premium/discount.
(6) See page 7 for a full discussion of Operating Income under Results of Operations.
(7) Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).
(8) "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, Receivable from members, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions.
(9) Includes loans outstanding and guarantee exposure.

LENDING OPERATIONS: During the first nine months of 2014, the Bank approved 71 loans totaling $6,250 million compared to 76 loans that totaled $6,580 million during the same period in 2013. There were two non-sovereign-guaranteed, non-trade-related guarantees approved for $123 million (2013 – four for $33 million) and 56 trade-related guarantees without sovereign counter-guarantee were issued for $169 million (2013 – 145 guarantees issued for $398 million).

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, decreased slightly to $5,604 million compared to $5,635 million at December 31, 2013. In addition, the non-sovereign guarantees exposure decreased $262 million to $284 million compared to $546 million at December 31, 2013. As of September 30, 2014, 8.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013.

Total allowances for loan and guarantee losses amounted to $330 million at September 30, 2014 compared to $255 million at December 31, 2013. The Bank had non-sovereign-guaranteed loans with outstanding balances of $401 million

classified as impaired at September 30, 2014 compared to $310 million at December 31 2013. All impaired loans have specific allowances for loan losses amounting to $152 million at September 30, 2014, compared to $88 million at December 31, 2013.

For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.84%, and the same credit commission and supervision and inspection fees in 2013.

BORROWING OPERATIONS: During the first nine months of the year, the Bank issued bonds for a total face amount of $18,239 million (2013 – $11,759 million) that generated proceeds of $18,174 million (2013 – $11,327 million), representing increases of $6,480 million and $6,847 million, respectively, compared to the same period last year. Such increases are mostly due to larger projected debt redemptions and the increase of the Bank's liquid assets. The average life of new issues was 5.3 years (2013 – 4.8 years).

During 2014, the Bank continues to be rated Triple-A by the major credit rating agencies.

FINANCIAL RESULTS: Operating income during the first nine months of 2014 was $579 million, compared to $844 million for the same period last year, a decrease of $265 million. This decrease was mainly due to a decrease in both net interest income of $254 million and net investment gains of $90 million, as well as an increase in the provision for loan and guarantee losses of $44 million, partially offset by a decrease in net non-interest expense of $133 million.

During the nine months ended September 30, 2014, the trading investments portfolio experienced net mark-to-market gains of $55 million, compared to $145 million during the nine months ended September 30, 2013, due to the reduction in holdings of legacy asset- and mortgage-backed securities, after a very strong recovery in this sector. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $22 million during the first nine months of 2014 compared to $24 million during the same period in 2013.

The provision for loan and guarantee losses was $75 million compared to $31 million in the first nine months of 2013. The increase was mainly the result of an increase in the specific loan loss allowance due to four new loans classified as impaired, partially offset by the full repayment and improvements of the conditions of certain non-sovereign-guaranteed impaired loans.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $56 million for the nine months ended September 30, 2014, compared to gains of $602 million for the same period in 2013. Net fair value adjustments mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITALIZATION: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

The Bank's equity base plays a critical role in securing its financial objectives. The Total Equity-to-Loans Ratio (TELR) at September 30, 2014 was 34.6% compared to 33.6% at the end of last year (See Table 1).

CAPITAL ADEQUACY

The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such,

specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under this framework, the Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria.

The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3].

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2014, 92% was sovereign-guaranteed. At September 30, 2014, the total volume of outstanding loans was $71,437 million, compared with $70,679 million as of December 31, 2013. The increase in the loan portfolio was mostly due to a higher level of disbursements ($4,672 million) than loan collections ($3,842 million), partially offset by negative currency translation adjustments ($90 million).

As of September 30, 2014, 8.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013. The non-sovereign-guaranteed loan portfolio, including loans to other development institutions, totaled $5,604 million, compared to $5,635 million at December 31, 2013.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $8,399 million during the first nine months of 2014, mainly resulting from net cash inflows from borrowings ($8,779 million), collection of capital subscriptions under the IDB-9 ($271 million), net cash inflows from operating activities ($400 million) and mark-to-market gains ($55 million), partially offset by net loan disbursements ($830 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $8,605 million compared with December 31, 2013, primarily due to a higher amount of new borrowings than maturities ($8,779 million) and the accretion of discount on borrowings ($198 million), partially offset by the payment of accretion of discount of borrowings and swaps ($426 million), and net decrease in the fair value of borrowings and related swaps ($62 million).

EQUITY: Equity at September 30, 2014 was $24,221 million, an increase of $671 million from December 31, 2013, reflecting Net income of $323 million, paid-in capital received under the IDB-9 of $332 million and the collection of receivable from members of $16 million.

Table 1 presents the composition of the TELR as of September 30, 2014 and December 31, 2013. It shows that the TELR increased from 33.6% to 34.6% due to the increase in Total Equity, partially offset by the increase in loans outstanding and guarantee exposure.

[3] As of June 30, 2014, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,648 million, or 6.7% of the Bank's Total Equity, compared to 6.9% at December 31, 2013.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2014	December 31, 2013
Equity		
Paid-in capital stock	$ 5,357	$ 4,941
Capital subscriptions receivable	(85)	(1)
	5,272	4,940
Less: Receivable from members	246	262
Retained earnings:		
General reserve [1]	16,630	16,307
Special reserve [1]	2,565	2,565
	24,221	23,550
Plus:		
Allowances for loan and guarantee losses	330	255
Minus:		
Borrowing countries' local currency cash balances	135	152
Cumulative net fair value adjustments on non-trading portfolios and foreign currency transactions	(477)	(421)
Total Equity	$ 24,893	$ 24,074
Loans outstanding and guarantee exposure	$ 72,046	$ 71,550
Total Equity-to-Loans Ratio	34.6%	33.6%

[1] Includes Accumulated other comprehensive income.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2014, Operating Income was $579 million compared to $844 million for the same period last year, a decrease of $265 million. This decrease was mainly due to a decrease in both net interest income and net investment gains, as well as an increase in the provision for loan and guarantee losses, partially offset by a decrease in net non-interest expense.

The Bank had net interest income of $1,023 million during the first nine months of 2014, compared to $1,277 million for the same period last year. The decrease was mainly due to non-recurring gains associated with loan repayments and equity duration management of approximately $226 million in 2013.

The Bank's trading investments portfolio contributed net mark-to-market gains of $55 million during the period, compared to $145 million for the same period in 2013, mainly due to the overall reduction of asset- and mortgage-backed securities held in the portfolio.

Net non-interest expense decreased $133 million mainly due to lower net pension and postretirement benefit costs of $142 million. No amortization of unrecognized net actuarial losses is required in 2014 since deferred actuarial losses are within the 10% corridor. In addition, service cost decreased due to the increase in the rate used to discount the pension liabilities at the end of 2013.

The provision for loan and guarantee losses was $75 million compared to $31 million in the first nine months of 2013. The increase was mainly the result of an increase in the specific loan loss allowance due to four new loans classified as impaired, partially offset by the full repayment and improvements of the conditions of certain non-sovereign-guaranteed impaired loans.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
	2014	2013	2014 vs. 2013
Loan interest income [1]	$ 1,243	$ 1,360	(117)
Investment interest income [1]	53	45	8
Other interest income	33	175	(142)
	1,329	1,580	(251)
Less:			
Borrowing expenses [1]	306	303	3
Net interest income	1,023	1,277	(254)
Other loan income	63	73	(10)
Net investment gains	55	145	(90)
Other expenses:			
Provision for loan and guarantee losses	75	31	44
Net non-interest expense	487	620	(133)
Total	562	651	(89)
Operating Income	$ 579	$ 844	$ (265)

[1] Amounts on an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2014		Nine months ended September 30, 2013		Year ended December 31, 2013	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 70,590	2.35	$ 66,540	2.73 [5]	$ 66,780	2.65 [5]
Liquid investments [2][3]	24,186	0.64	17,872	1.55	19,713	1.27
Total earning assets	$ 94,776	1.91	$ 84,412	2.48	$ 86,493	2.34
Borrowings	$ 70,489	0.58	$ 60,979	0.66	$ 62,312	0.64
Net interest margin [4]		1.44		2.02 [6]		1.87 [6]

[1] Excludes loan fees.

[2] Geometrically-linked time-weighted returns.

[3] Includes gains and losses.

[4] Represents annualized net interest income as a percent of average earning assets.

[5] Loan prepayment compensation, net of swap unwinding costs, of approximately $101 million was received by the Bank in 2013. Excluding this compensation, the return on loans would have been 2.53% for the period ended September 30, 2013 and 2.50% for the year ended December 31, 2013.

[6] In addition to the loan prepayment compensation mentioned above, gains of $125 million on equity duration swaps were realized from swap terminations resulting from equity duration management in 2013. If such amounts were not considered, the net interest margin would have been 1.66% for the period ended September 30, 2013 and 1.61% for the year ended December 31, 2013.

Core Operating Income (Non-GAAP Measure): Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. Table 4 below displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Core operating income is a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

Table 4: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	Nine months ended September 30, 2014	2013	2014 vs. 2013
Operating Income (Reported)	$ 579	$ 844	$ (265)
Less:			
Net investment gains	55	145	(90)
Non-recurring gains associated with loan prepayments and equity duration management	-	226	(226)
Add:			
Provision for loan and guarantee losses	75	31	44
Core operating income	$ 599	$ 504	$ 95

COMMITMENTS

Guarantees: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2014, there were two non-sovereign-guaranteed, non-trade-related guarantees approved for $123 million (2013 – four for $33). In addition, the Bank issued 56 trade-related guarantees for $169 million (2013 – 145 guarantees issued for $398 million). No guarantees with sovereign counter-guarantee were approved during the first nine months of 2014 and 2013.

Contractual Obligations: The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2014, the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.39 years with contractual maturity dates through 2044[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans ($30,156 million at September 30, 2014), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 5 shows a breakdown of the trading investments portfolio and related swaps at September 30, 2014 and December 31, 2013, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2013 is presented in Schedule I-4 to the December 31, 2013 financial statements.

Table 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	September 30, 2014		December 31, 2013	
Security Class	**Fair Value [(1)]**	**Unrealized Gains (Losses)**	**Fair Value [(1)]**	**Unrealized Gains (Losses)**
Obligations of the United States Government and its corporations and agencies	$ 6,553	$ (1)	$ 6,073	$ -
U.S. Government-sponsored enterprises	428	-	207	-
Obligations of non-U.S. governments and agencies	17,487	5	10,382	(40)
Bank obligations	4,293	(1)	3,527	(1)
Corporate securities	164	-	147	-
Mortgage-backed securities	**375**	**22**	**489**	**31**
U.S. residential	40	1	46	2
Non-U.S. residential	281	19	320	23
U.S. commercial	18	1	28	1
Non-U.S. commercial	36	1	95	5
Asset-backed securities	**143**	**2**	**228**	**9**
Collateralized loan obligations	83	1	152	5
Other collateralized debt obligations	29	1	33	3
Other asset-backed securities	31	-	43	1
Total investments-trading	29,443	27	21,053	(1)
Currency and interest rate swaps-investments-trading	73	21	(1)	44
Total	$ 29,516	$ 48	$ 21,052	$ 43

[(1)] Includes accrued interest of $53 million (2013 - $38 million) for trading investments and $(33) million (2013 - $(28) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2014, the credit exposure amounted to $29,531 million, compared to $21,227 million as of December 31, 2013. The credit quality of the portfolios continues to be high, as 77.1% of the counterparties are rated AAA and AA, 16.1% carry the highest short-term ratings (A1+), 6.2% are rated A, 0.5% are rated BBB, and 0.1% are rated below BBB, compared to 86.8%, 6.5%, 5.6%, 0.8% and 0.3%, respectively, at December 31, 2013.

As of September 30, 2014, the Bank's total current credit exposure in Europe was $13,157 million ($8,908 million at December 31, 2013). There was no direct exposure to the three Eurozone countries rated BBB or lower (Italy, Portugal, and Spain) as of September 30, 2014 and December 31, 2013. In the countries specified, the Bank had $244 million ($293 million at December 31, 2013) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns. The remaining European current credit exposure of $12,913 million ($8,615 million at December 31, 2013), regardless of asset class, was in countries rated AA- or higher.

Table 6: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	September 30, 2014						
	Investments					Total	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 4,663	$ -	$ 101	$ -	$ -	$ 4,764	16.1
AAA	6,856	592	-	47	-	7,495	25.4
AA	11,834	3,133	63	157	88	15,275	51.7
A	1,115	568	-	160	-	1,843	6.2
BBB	-	-	-	136	-	136	0.5
BB	-	-	-	-	-	-	0.0
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	18	-	18	0.1
Total	$ 24,468	$ 4,293	$ 164	$ 518	$ 88	$ 29,531	100.0

	December 31, 2013						
	Investments					Total	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 939	$ 394	$ 51	$ -	$ -	$ 1,384	6.5
AAA	5,401	143	-	63	-	5,607	26.5
AA	9,946	2,374	96	229	156	12,801	60.3
A	333	616	-	235	18	1,202	5.6
BBB	-	-	-	173	-	173	0.8
BB	43	-	-	-	-	43	0.2
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	17	-	17	0.1
Total	$ 16,662	$ 3,527	$ 147	$ 717	$ 174	$ 21,227	100.0

OTHER DEVELOPMENTS

FINANCIAL REFORM—THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the impact of the implementation of this financial regulatory reform on its operations as rules continue to become effective and markets adjust. Based on a review of the current regulations and the rules that have become effective to date, the Bank is of the view that effects from the provisions of the DFA apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities, and those effects may include an increase in the Bank's borrowing cost.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (PPACA) AND HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. This legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

RENEWED VISION OF THE IDB GROUP'S ACTIVITIES WITH THE PRIVATE SECTOR: As part of an initiative to maximize the efficient use of Bank resources and the development impact on the region through the activities of the IDB Group with the private sector, during the Bank's Annual Meeting in Bahia, Brazil, in March 2014, the Board of Governors of each of the Bank and the IIC approved a resolution that directed the Bank and IIC management to develop a proposal for a consolidated private sector entity to be considered by the Bank and IIC Boards of Governors no later than March 2015. The Bank and the IIC are developing such a proposal.

MANAGEMENT CHANGES: On January 31, 2015, Mr. Gustavo De Rosa, currently the Chief Risk Officer, will assume the position of Finance General Manager and Chief Financial Officer. Until that date, Mr. Alberto Suria will continue as Finance General Manager and Chief Financial Officer, a.i..

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): The volatility in the equity and credit markets affect the funded status of the Plans. As of September 30, 2014, declines in global equity markets and in U.S. interest rates have decreased the funded status of the Plans by approximately $300 million. The Bank recognizes changes in the funded status of the Plans through comprehensive income at the end of the year, when the pension liabilities are re-measured, as required by GAAP. At September 30, 2014, the Plans' assets still represent 98% of the benefit obligations.

Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2014 (Unaudited)		December 31, 2013 (Unaudited)	
ASSETS				
Cash and investments				
Cash- Note P	$ 630		$ 421	
Investments - Trading - Notes C, G, H and P	29,390	$ 30,020	21,015	$ 21,436
Loans outstanding - Notes D, E and P	71,437		70,679	
Allowance for loan losses	(325)	71,112	(244)	70,435
Accrued interest and other charges		816		805
Currency and interest rate swaps - Notes G, H, I and P				
Investments - Trading	146		110	
Loans	154		103	
Borrowings	2,524		3,161	
Other	51	2,875	66	3,440
Assets under retirement benefit plans		309		292
Receivable for investment securities sold		261		161
Other assets		480		438
Total assets		$ 105,873		$ 97,007
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 598		$ 654	
Medium- and long-term:				
Measured at fair value	49,200		43,704	
Measured at amortized cost	27,159	$ 76,957	24,343	$ 68,701
Currency and interest rate swaps - Notes G, H, I and P				
Investments - Trading	40		83	
Loans	822		753	
Borrowings	1,632		1,920	
Others	13	2,507	18	2,774
Payable for investment securities purchased		324		169
Payable for cash collateral received		353		229
Due to IDB Grant Facility - Note J		540		435
Accrued interest on borrowings		411		491
Liabilities under retirement benefit plans		78		73
Undisbursed special programs		237		239
Other liabilities		245		346
Total liabilities		81,652		73,457
Equity				
Capital stock - Note K				
Subscribed 11,958,339 shares (2013 - 10,675,321 shares)	144,258		128,781	
Less callable portion	(138,901)		(123,840)	
Paid-in capital stock	5,357		4,941	
Capital subscriptions receivable	(85)		(1)	
Receivable from members	(246)		(262)	
Retained earnings	18,022		17,699	
Accumulated other comprehensive income	1,173	24,221	1,173	23,550
Total liabilities and equity		$ 105,873		$ 97,007

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 437	$ 435	$ 1,306	$ 1,433
Investments - Notes C and G				
Interest	19	16	53	45
Net gains	15	21	55	145
Other interest income - Notes G and I	10	12	33	175
Other	22	8	36	24
Total income	503	492	1,483	1,822
Expenses				
Borrowing expenses, after swaps - Notes F, G and H	104	99	306	303
Provision for loan and guarantee losses - Note E	75	9	75	31
Administrative expenses	160	198	457	568
Special programs	27	40	66	76
Total expenses	366	346	904	978
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	137	146	579	844
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	(49)	54	(56)	602
Board of Governors approved transfers - Note J	-	-	(200)	(200)
Net income	88	200	323	1,246
Retained earnings, beginning of period	17,934	17,438	17,699	16,392
Retained earnings, end of period	$ 18,022	$ 17,638	$ 18,022	$ 17,638

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)	
Net income	$ 88	$ 200	$ 323	$ 1,246
Other comprehensive income (loss)				
Translation adjustments	-	6	-	(1)
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans - Note L	-	28	-	84
Total other comprehensive income	-	34	-	83
Comprehensive income	$ 88	$ 234	$ 323	$ 1,329

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2014	**2013**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	**$ (4,672)**	$ (4,339)
Loan collections	**3,842**	7,491
Net cash provided by (used in) lending activities	**(830)**	3,152
Miscellaneous assets and liabilities	**(71)**	(40)
Net cash provided by (used in) lending and investing activities	**(901)**	3,112
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**18,174**	10,040
Repayments	**(9,339)**	(6,369)
Short-term borrowings, net	**(56)**	(193)
Cash collateral received	**124**	(437)
Collections of capital subscriptions	**271**	237
Collections of receivable from members	**16**	16
Payments of maintenance of value to members	**-**	(5)
Net cash provided by financing activities	**9,190**	3,289
Cash flows from operating activities		
Gross purchases of trading investments	**(41,079)**	(32,147)
Gross proceeds from sale or maturity of trading investments	**32,598**	24,897
Loan income collections, after swaps	**1,219**	1,336
Interest and other costs of borrowings, after swaps	**(353)**	(560)
Income from investments	**98**	11
Other interest income	**34**	178
Other income	**41**	24
Administrative expenses	**(476)**	(458)
Special programs	**(68)**	(59)
Transfers to the IDB Grant Facility	**(95)**	(86)
Net cash used in operating activities	**(8,081)**	(6,864)
Effect of exchange rate fluctuations on Cash	**1**	(6)
Net increase (decrease) in Cash	**209**	(469)
Cash, beginning of period	**421**	1,021
Cash, end of period	**$ 630**	$ 552

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2013 financial statements and notes therein included in the Bank's Information Statement dated March 11, 2014. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year. Certain reclassifications of the prior year's information have been made to conform to the current year's presentation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and the Bank is currently evaluating the impact on its financial condition or results of operations.

Currency Accounting
The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, effective on October 1, 2013, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation[1] adjustments, a separate component of Other comprehensive income (loss), in the Condensed Statement of Comprehensive Income. Effective October 1, 2013, the Bank concluded that its operations are now substantially carried out in a single functional currency, the U.S. dollar. Accordingly, net gains and losses resulting from the translation of all non-U.S. dollar currencies (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, multilateral, bank and corporate obligations, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For obligations issued or unconditionally guaranteed by sovereign and sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, the Bank's policy is to invest in such obligations with a minimum credit quality equivalent to AA-. Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

---

[1] References to captions in the condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

Net unrealized gains of $48 million on trading portfolio instruments held at September 30, 2014, compared to $43 million at September 30, 2013, were included in Income from Investments - Net gains.

A summary of the trading portfolio instruments at September 30, 2014 and December 31, 2013 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The FFF is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin, as well as the Bank's spread.

LOAN CHARGES: For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to substantially all sovereign-guaranteed loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the nine months ended September 30, 2014, there were two non-sovereign guaranteed, non-trade-related guarantees approved for $123 million (2013 – four approved for $33 million). No guarantees with sovereign counter-guarantee were approved during the first nine months of 2014 and 2013. As of September 30, 2014, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $840 million ($839 million as of December 31, 2013), and guarantees with sovereign counter-guarantee of $325 million (2013 - $325 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first nine months of the year, the Bank issued 56 guarantees for $169 million under this program (2013 – 145 guarantees for $398 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At September 30, 2014, guarantees of $609 million ($871 million at December 31, 2013), including $94 million issued under the TFFP ($329 million at December 31, 2013), were outstanding and subject to call. An amount of $20 million ($29 million at December 31, 2013) of guarantees outstanding without sovereign counter-guarantee has been reinsured. Outstanding guarantees have remaining maturities ranging from 1 month to 12 years, except for trade related guarantees that have maturities of up to three years.

At September 30, 2014 and December 31, 2013, the Bank's exposure on guarantees without sovereign counter-guarantee, amounted to $284 million and $546 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	September 30, 2014	December 31, 2013	S&P/Moody's Rating Equivalent
RC1	$ 134	$ 154	BBB/Baa3 or higher
RC2	26	123	BB+/Ba1
RC3	45	103	BB/Ba2
RC4	60	97	BB-/Ba3
RC5	18	60	B+/B1
RC6	-	-	B/B2
RC7	1	7	B-/B3
RC8	-	2	CCC-D / Caa-D
Total	$ 284	$ 546	

The Bank's exposure on guarantees with sovereign counter-guarantee amounted to $325 million at September 30, 2014 and December 31, 2013 (two guarantees of $265 million and $60 million rated BBB and BBB+, respectively).

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 92% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full

repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of September 30, 2014 and December 31, 2013, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	September 30, 2014	December 31, 2013
AA+ to AA-	$ 478	$ 524
A+ to A-	617	646
BBB+ to BBB-	38,154	37,452
BB+ to BB-	6,682	6,551
B+ to B-	6,694	8,515
CCC+ to CCC-	2,368	11,356
SD	10,840	-
Total	$ 65,833	$ 65,044

The ratings presented above have been updated as of September 30, 2014 and December 31, 2013, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The rating assigned by S&P to the country where the borrower/project is incorporated is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is currently considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of September 30, 2014 and December 31, 2013, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

Risk Classification (RC)	September 30, 2014	December 31, 2013	S&P/Moody's Rating Equivalent
RC1	$ 802	$ 887	BBB / Baa3 or higher
RC2	752	898	BB+ / Ba1
RC3	1,407	1,400	BB / Ba2
RC4	873	965	BB- / Ba3
RC5	685	437	B+ / B1
RC6	346	464	B / B2
RC7	146	43	B- / B3
RC8	461	397	CCC-D / Caa-D
Total	$ 5,472	$ 5,491	

In addition, as of September 30, 2014, the Bank has loans to other development institutions of $132 million ($144 million at December 31, 2013), with ratings ranging from AA to A.

Past due and Non-accrual loans

As of September 30, 2014, non-sovereign-guaranteed loans ninety or more days past due amounted to $46 million ($115 million at December 31, 2013). Non-sovereign guaranteed loans with outstanding balances of $401 million ($310 million at December 31, 2013) were on non-accrual status, including $159 million whose maturity has been accelerated ($81 million at December 31, 2013). There were no sovereign-guaranteed loans past due or in non-accrual status as of September 30, 2014 and December 31, 2013.

Impaired loans

The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $401 million at September 30, 2014 ($310 million at December 31, 2013). All impaired loans have specific allowances for loan losses of $152 million ($88 million at December 31, 2013).

A summary of financial information related to impaired loans affecting the results of operations for the three and nine months ended September 30, 2014 and 2013 (in millions) is as follows:

	Three months ended September 30,	
	2014	2013
Average recorded investment during the period	$ 402	$ 316
Loan income recognized	2	3
Loan income that would have been recognized on an accrual basis during the period	6	5

	Nine months ended September 30,	
	2014	2013
Average recorded investment during the period	$ 339	$ 298
Loan income recognized	16	13
Loan income that would have been recognized on an accrual basis during the period	22	16

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign guaranteed loans and has not written-off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than nine months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss

allowance is determined based on the Bank's internal credit risk classification system and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. Since the Bank's internal credit ratings methodology is calibrated against external credit rating agencies, internal ratings are assigned probabilities of default as these are regularly published by external rating agencies in its global corporate default studies; (ii) an estimated loss given default rate is determined based upon the Bank's specific experience gained in its private sector operations; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in those portfolios where the Bank has limited specific experience, as it is the case for subordinated loan facilities. Based upon (i) the probability of default attributed to each project, (ii) the amount of credit exposure and (iii) the loss given default rates, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the period ended September 30, 2014 and the year ended December 31, 2013, were as follows (in millions):

	September 30, 2014	December 31, 2013
Balance, beginning of year	$ 255	$ 197
Provision for loan and guarantee losses	75	58
Balance, end of period	$ 330	$ 255
Composed of:		
Allowance for loan losses	$ 325	$ 244
Allowance for guarantee losses [(1)]	5	11
Total	$ 330	$ 255

[(1)] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended September 30, 2014 and the year ended December 31, 2013, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	September 30, 2014	December 31, 2013
Balance, beginning of period	$ 5	$ 4
Provision for loan and guarantee losses	11	1
Balance, end of period	$ 16	$ 5

Non-sovereign-guaranteed portfolio:

Specific allowance	September 30, 2014	December 31, 2013
Balance, beginning of period	$ 88	$ 66
Provision for loan and guarantee losses	64	22
Balance, end of period	$ 152	$ 88

Collective allowance	September 30, 2014	December 31, 2013
Balance, beginning of period	$ 162	$ 127
Provision for loan and guarantee losses	-	35
Balance, end of period	$ 162	$ 162

During the first nine months of 2014, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment.

Troubled debt restructurings

A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first nine months of 2014, there were no troubled debt restructurings or payment defaults associated with loans previously modified as troubled debt restructurings.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2014 and 2013, as follows (in millions):

	Three months ended September 30,	
	2014	2013
Borrowing expenses, after swaps	$ (374)	$ (389)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,517	(208)
Total changes in fair value included in Net income	$ 1,143	$ (597)

	Nine months ended September 30,	
	2014	2013
Borrowing expenses, after swaps	$ (1,128)	$ (1,263)
Net fair value adjustments on non-trading portfolios	557	2,815
Total changes in fair value included in Net income	$ (571)	$ 1,552

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2014 and December 31, 2013, was as follows (in millions):

	September 30, 2014	December 31, 2013
Fair value	$ 49,502 [1]	$ 44,087 [1]
Unpaid principal outstanding	47,795	42,419
Fair value over unpaid principal outstanding	$ 1,707	$ 1,668

[1] Includes accrued interest of $302 million at September 30, 2014 and $383 million at December 31, 2013.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of September 30, 2014 and December 31, 2013, and their related gains and losses for the three and nine months ended September 30, 2014 and 2013, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2014 [1] Assets	September 30, 2014 [1] Liabilities	December 31, 2013 [1] Assets	December 31, 2013 [1] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 101	$ 4	$ 84	$ 32
	Loans	148	209	89	243
	Borrowings	1,631	1,256	2,119	1,354
	Accrued interest and other charges	90	(104)	86	(88)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	45	36	26	51
	Loans	6	613	14	510
	Borrowings	893	376	1,042	566
	Other	51	13	66	18
	Accrued interest and other charges	87	22	189	31
		$ 3,052	$ 2,425	$ 3,715	$ 2,717

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Currency Swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (2)	$ (4)	$ (7)	$ (13)
	Net gains	3	4	7	18
	Other comprehensive income (loss) -Translation adjustments	-	(51)	-	115
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	117	-	109	-
Loans	Income from loans, after swaps	(26)	(26)	(78)	(80)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	127	39	113	179
Borrowings	Borrowing expenses, after swaps	211	216	632	719
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,403)	212	(546)	(2,030)
	Other comprehensive income (loss) -Translation adjustments	-	2	-	3
Interest Rate Swaps					
Investments - Trading	Income from Investments:				
	Interest	(18)	(9)	(49)	(23)
	Net gains	38	(12)	28	28
Loans	Income from loans, after swaps	(68)	(76)	(220)	(488)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	60	36	(110)	862
Borrowings	Borrowing expenses, after swaps	202	174	599	544
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(231)	46	75	(960)
	Other comprehensive income (loss) -Translation adjustments	-	2	-	1
Other	Other interest income	10	12	33	175
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(16)	2	(11)	(214)
		$ (996)	$ 567	$ 575	$ (1,164)

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2014 is $747 million ($1,053 million at December 31, 2013) (after consideration of master netting derivative agree-agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $256 million at September 30, 2014 ($512 million at December 31, 2013).

The following tables provide information on the contract value/notional amounts of derivative instruments as of Sep-

tember 30, 2014 and December 31, 2013 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	September 30, 2014 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 1,561	$ -	$ 7,749
Adjustable	1,672	-	7,749	-
Loans				
Fixed	-	1,454	61	8,379
Adjustable	2,728	1,299	8,379	61
Borrowings				
Fixed	19,201	181	45,687	349
Adjustable	2,038	21,163	2,972	46,950
Other				
Fixed	-	-	2,553	413
Adjustable	-	-	413	2,553

Derivative type/ Rate type	December 31, 2013 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 1,309	$ -	$ 4,936
Adjustable	1,470	91	4,936	-
Loans				
Fixed	-	1,401	83	9,471
Adjustable	2,656	1,349	9,471	83
Borrowings				
Fixed	18,485	203	38,348	349
Adjustable	2,243	20,089	5,437	42,051
Other				
Fixed	-	-	2,869	450
Adjustable	-	-	450	2,869

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2014 and December 31, 2013 are as follows (in millions):

September 30, 2014

Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 3,052	$ (1,678)	$ (1,286)	$ 88

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,425)	$ 1,678	$ -	$ (747)

December 31, 2013

Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 3,715	$ (1,665)	$ (1,876)	$ 174

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,717)	$ 1,665	$ -	$ (1,052)

[1] Includes accrued interest of $177 million and $275 million, in 2014 and 2013, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[2] Includes accrued interest of $(82) million and $(57) million, in 2014 and 2013, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[3] Includes cash collateral amounting to $353 million (2013 - $229 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSAs provide for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments are valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States, Japanese and German governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of various market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2014 and December 31, 2013 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2014[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,553	$ 6,553	$ -	$ -
U.S. Government-sponsored enterprises	428	-	428	-
Obligations of non-U.S. governments and agencies [3]	17,487	1,152	16,335	-
Bank obligations [2]	4,293	-	4,293	-
Corporate securities	164	-	164	-
Mortgage-backed securities	**375**	-	**375**	-
U.S. residential	40	-	40	-
Non-U.S. residential	281	-	281	-
U.S. commercial	18	-	18	-
Non-U.S. commercial	36	-	36	-
Asset-backed securities	**143**	-	**126**	**17**
Collateralized loan obligations	83	-	83	-
Other collateralized debt obligations	29	-	12	17
Other asset-backed securities	31	-	31	-
Total Investments - Trading	29,443	7,705	21,721	17
Currency and interest rate swaps	3,052	-	3,052	-
Total	$ 32,495	$ 7,705	$ 24,773	$ 17

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $53 million for trading investments and $177 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

[3] Effective January 1, 2014, due to increased level of activity in the portfolio, securities amounting to $69 million were transferred from Level 2 to Level 1.

Assets	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,073	$ 6,073	$ -	$ -
U.S. Government-sponsored enterprises	207	-	207	-
Obligations of non-U.S. governments and agencies	10,382	332	10,050	-
Bank obligations [2]	3,527	-	3,527	-
Corporate securities	147	-	147	-
Mortgage-backed securities	**489**	-	**489**	-
U.S. residential	46	-	46	-
Non-U.S. residential	320	-	320	-
U.S. commercial	28	-	28	-
Non-U.S. commercial	95	-	95	-
Asset-backed securities	**228**	-	**208**	**20**
Collateralized loan obligations	152	-	152	-
Other collateralized debt obligations	33	-	13	20
Other asset-backed securities	43	-	43	-
Total Investments - Trading	21,053	6,405	14,628	20
Currency and interest rate swaps	3,715	-	3,715	-
Total	$ 24,768	$ 6,405	$ 18,343	$ 20

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $275 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2014[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 49,502	$ -	$ 49,502	$ -
Currency and interest rate swaps	2,425	-	2,425	-
Total	$ 51,927	$ -	$ 51,927	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $302 million for borrowings and under Accrued interest and other charges of $(82) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 44,087	$ -	$ 44,087	$ -
Currency and interest rate swaps	2,717	-	2,717	-
Total	$ 46,804	$ -	$ 46,804	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $383 million for borrowings and under Accrued interest and other charges, net of $(57) million for currency and interest rate swaps.

As of September 30, 2014, the investment portfolio includes $17 million ($20 million at December 31, 2013) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2014 and 2013 (in millions). There were no Level 3 financial liabilities for the three and nine months ended September 30, 2014 and 2013.

Financial assets:

	Three months ended September 30,					
	2014			2013		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 17	$ -	$ 17	$ 31	$ -	$ 31
Total gains (losses) included in:						
Net income (loss)[1]	1	-	1	(1)	-	(1)
Other comprehensive income	-	-	-	1	-	1
Settlements	(1)	-	(1)	(10)	-	(10)
Balance, end of period	$ 17	$ -	$ 17	$ 21	$ -	$ 21
Total losses for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period[1]	$ -	$ -	$ -	$ (1)	$ -	$ (1)

[1] Gains (losses) on Level 3 financial assets are reported in Income from Investments - Net gains in the Condensed Statement of Income and Retained Earnings.

	Nine months ended September 30,					
	2014			2013		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 20	$ -	$ 20	$ 76	$ -	$ 76
Total gains included in Net income[1]	3	-	3	17	-	17
Settlements	(6)	-	(6)	(72)	-	(72)
Balance, end of period	$ 17	$ -	$ 17	$ 21	$ -	$ 21
Total gains for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period[1]	$ 2	$ -	$ 2	$ 8	$ -	$ 8

[1] Gains on Level 3 financial assets are reported in Income from Investments - Net gains in the Condensed Statement of Income and Retained Earnings.

The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $73,575 million as of September 30, 2014 ($72,256 million as of December 31, 2013) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign guaranteed loans, multilateral lending institutions that share the Bank's development mission would constitute the most appropriate assumed market participant to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such, as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $28,077 million as of September 30, 2014 ($24,869 million as of December 31, 2013) was determined using the same inputs and valuation

techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended September 30, 2014 and 2013 comprise the following (in millions):

	Three months ended September 30,	
	2014	2013
Fair value adjustments - gains (losses) [1]		
Borrowings	$ 1,517	$ (208)
Derivatives		
Borrowing swaps	(1,634)	259
Lending swaps	187	75
Equity duration swaps	(16)	2
Currency transaction losses on borrowings and loans at amortized cost, and other	(103)	(74)
	$ (49)	$ 54

[1]Amounts include foreign currency transaction gains and losses, as detailed below.

	Nine months ended September 30,	
	2014	2013
Fair value adjustments - gains (losses) [1]		
Borrowings	$ 557	$ 2,815
Derivatives		
Borrowing swaps	(471)	(2,990)
Lending swaps	3	1,041
Equity duration swaps	(11)	(214)
Currency transaction losses on borrowings and loans at amortized cost, and other	(134)	(50)
	$ (56)	$ 602

[1]Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(56) million (2013 - $602 million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

During 2013, the Bank realized gains of $125 million generated from the unwinding of equity duration swaps as a result of equity duration management, and losses of $232 million resulting from the unwinding of lending swaps as a result of loan prepayments. These amounts were reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Other interest income and Income from loans, after swaps, respectively, in the Condensed Statement of Income and Retained Earnings.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and nine months ended September 30, 2014 and 2013, comprise the following (in millions):

	Three months ended September 30,	
	2014	2013
Currency transaction gains (losses):		
Borrowings, at fair value	$ 1,323	$ (269)
Derivatives, at fair value:		
Borrowing swaps	(1,329)	305
Lending swaps	106	37
	100	73
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	83	(34)
Loans	(107)	(40)
Other	(79)	-
	(103)	(74)
Total	$ (3)	$ (1)

	Nine months ended September 30,	
	2014	2013
Currency transaction gains (losses):		
Borrowings, at fair value	$ 710	$ 1,354
Derivatives, at fair value:		
Borrowing swaps	(667)	(1,411)
Lending swaps	91	104
	134	47
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	40	53
Loans	(92)	(103)
Other	(82)	-
	(134)	(50)
Total	$ -	$ (3)

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Bahia, Brazil, in March 2014, the Board of Governors approved the $200 million transfer corresponding to 2014. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and as of September 30, 2014, has replaced a total of 135,909 non-voting callable shares in the amount of $1,640 million with an equal amount of voting callable shares. In addition, in July 2014 Canada returned 83,722 shares in the amount of $1,010 million. It is expected that the full amount of non-voting callable shares will be replaced or returned by the end of the IDB-9 installment schedule.

The changes in subscribed capital during the nine months ended September 30, 2014 and the year ended December 31, 2013 were as follows (in millions, except for share information):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2013	9,688,828	$ 4,640	$ 112,240	$ 116,880
Subscriptions during 2013	1,026,851	301	12,087	12,388
Canada's replacement of callable capital	(40,358)	-	(487)	(487)
Balance at December 31, 2013	10,675,321	4,941	123,840	128,781
Subscriptions during 2014	1,421,933	416	16,737	17,153
Canada's replacement of callable capital	(55,193)	-	(666)	(666)
Canada's return of callable capital	(83,722)	-	(1,010)	(1,010)
Balance at September 30, 2014	11,958,339	$ 5,357	$ 138,901	$ 144,258

The changes in Capital subscriptions receivable during the nine months ended September 30, 2014 and the year ended December 31, 2013, were as follows (in millions):

	Capital Subscriptions Receivable
Balance at January 1, 2013	$ 18
Subscriptions during 2013	301
Collections	(229)
Amounts paid in advance that became effective in 2013	(89)
Balance at December 31, 2013	1
Subscriptions during 2014	416
Collections	(247)
Amounts paid in advance that became effective in 2014	(85)
Balance at September 30, 2014	$ 85

Capital subscriptions receivable have been recorded as a reduction from equity in the Condensed Balance Sheet. Subscriptions paid in advance amounting to $31 million ($92 million at December 31, 2013) are included in Other liabilities.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash during the fourth quarter of the year. Expected Plans and PRBP contributions amount to $54 million and $29 million, respectively, compared to $60 million and $31 million, respectively, disclosed in the December 31, 2013 financial statements.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2014 and 2013 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Service cost	$ 20	$ 29	$ 60	$ 88
Interest cost	38	38	115	113
Expected return on plan assets [(1)]	(51)	(46)	(153)	(138)
Amortization of unrecognized net actuarial losses	-	19	-	56
Net periodic benefit cost	$ 7	$ 40	$ 22	$ 119
Of which:				
ORC's share	$ 7	$ 39	$ 21	$ 115
FSO's share	-	1	1	4

[(1)] The expected rate of return of plan assets was 6.75% for 2014 and 2013.

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Service cost	$ 11	$ 15	$ 32	$ 45
Interest cost	19	19	56	56
Expected return on plan assets [(1)]	(21)	(19)	(64)	(56)
Amortization of unrecognized net actuarial losses	-	9	-	28
Net periodic benefit cost	$ 9	$ 24	$ 24	$ 73
Of which:				
ORC's share	$ 9	$ 23	$ 23	$ 71
FSO's share	-	1	1	2

[(1)] The expected rate of return of plan assets was 6.75% for 2014 and 2013.

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at September 30, 2014. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $5,889 million at September 30, 2014 and $8,280 million at December 31, 2013. The Bank's total loans and guarantees outstanding to these VIEs were $371 million and $82 million, respectively ($519 million and $108 million, respectively, at December 31, 2013). Amounts committed not yet disbursed related to such loans and guarantees amounted to $38 million ($38 million at December 31, 2013), which combined with outstanding amounts results in a total Bank exposure of $491 million at September 30, 2014 ($665 million at December 31, 2013).

Of those loans and guarantees where the Banks is deemed to hold a significant variable interest, the Bank has made a loan amounting to approximately $32 million to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,	
	2014	2013
Net income	$ 323	$ 1,246
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(87)	(97)
Loss (income) from investments	38	(136)
Other interest income	1	3
Other income	5	-
Net unrealized gains on trading investments	(48)	(43)
Interest and other costs of borrowings, after swaps	(47)	(257)
Administrative expenses, including depreciation	(19)	110
Special programs	(2)	17
Net fair value adjustments on non-trading portfolios and foreign currency transactions	56	(602)
Transfers to the IDB Grant Facility	105	114
Net increase in trading investments	(8,481)	(7,250)
Provision for loan and guarantee losses	75	31
Net cash used in operating activities	$ (8,081)	$ (6,864)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (77)	$ 30
Loans outstanding	-	21
Borrowings	(83)	34

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2014 and 2013, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,	
	2014	2013
Argentina	$ 278	$ 295
Brazil	190	240
Mexico	333	325

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note H – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2014 and December 31, 2013 (in millions):

	September 30, 2014 [1]		December 31, 2013 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 630	$ 630	$ 421	$ 421
Investments				
Trading	29,443	29,443	21,053	21,053
Loans outstanding, net	71,616	73,575	70,870	72,256
Currency and interest rate swaps receivable				
Investments - Trading	127	127	104	104
Loans	142	142	90	90
Borrowings	2,730	2,730	3,452	3,452
Others	53	53	69	69
Borrowings				
Short-term	598	598	654	654
Medium- and long-term:				
Measured at fair value	49,502	49,502	44,087	44,087
Measured at amortized cost	27,268	28,077	24,451	24,869
Currency and interest rate swaps payable				
Investments - Trading	54	54	105	105
Loans	876	876	822	822
Borrowings	1,482	1,482	1,772	1,772
Others	13	13	18	18

[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 13, 2014, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2014.

Received SEC

NOV 14 2014

Washington, DC 20549

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2014
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2014, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
AUD	250,000,000	3.75	101.695	2-July-2014	9-Oct-2018
BRL	175,000,000	8.88	99.97	14-July 2014	26-July-2018
IDR	600,000,000,000	7.25	101.0305	14-July-2014	17-July-2017
KRW	10,250,000,000	1.35	100.00	15-July-2014	16-Apr-2017
USD	3,000,000,000	1.75	99.533	15-July-2014	15-Oct-2019
AUD	50,000,000	4.75	105.368	23-July-2014	27-Aug-2024
TRY	50,000,000	Zero Coupon	46.00	24-July-2014	20-June-2024
IDR	329,700,000,000	7.06	100.00	25-July-2014	25-July-2019
BRL	10,000,000	8.47	100.00	30-July-2014	24-July-2019
IDR	350,000,000,000	7.25	101.2775	4-Aug-2014	17-July-2017
AUD	350,000,000	3.25	98.944	7-Aug-2014	7-Feb-2020
AUD	125,000,000	4.75	105.981	12-Aug-2014	27-Aug-2024
IDR	450,000,000,000	7.25	100.8885	15-Aug-2014	17-July-2017
USD	200,000,000	Floating Rate	100.045	18-Aug-2014	20-June-2018
USD	200,000,000	Floating Rate	100.00	20-Aug-2014	12-June-2017
TRY	30,000,000	Zero Coupon	46.55	26-Aug-2014	20-June-2024
INR	1,000,000,000	6.10	100.00	2-Sep-2014	2-Sep-2016
AUD	100,000,000	4.75	106.590	2-Sep-2014	27-Aug-2024
USD	100,000,000	Floating Rate	100.00	4-Sep-2014	12-June-2017
INR	2,500,000,000	6.00	101.1205	5-Sep-2014	5-Sep-2017
IDR	1,000,000,000,000	7.35	100.00	12-Sep-2014	12-Sep-2018
USD	3,250,000,000	0.625	99.948	12-Sep-2014	12-Sep-2016
AUD	100,000,000	3.75	102.137	15-Sep-2014	9-Oct-2018
USD	100,000,000	Floating Rate	100.039	17-Sep-2014	20-June-2018
TRY	50,000,000	Zero Coupon	46.55	18-Sep-2014	20-June-2024
TRY	50,000,000	Zero Coupon	45.60	24-Sep-2014	20-June-2024
USD	500,000,000	1.50	99.653	25-Sep-2014	25-Sep-2018

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2014
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2014

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 11, 2014, which includes the Ordinary Capital financial statements for the year ended December 31, 2013. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank generally holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation adjustments, a separate component of Other comprehensive income (loss) in the Condensed Statement of Comprehensive Income. Effective October 1, 2013, the Bank concluded that its operations are substantially carried out in a single functional currency, the U.S. dollar. Therefore, net gains and losses resulting from the translation of all non-U.S. dollar currencies (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and the Bank is currently evaluating the impact on its financial condition or results of operations.

---

[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2014 and 2013, as well for the year ended December 31, 2013.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013
Lending Summary			
Loans and guarantees approved[1]	$ 6,373	$ 6,613	$ 13,290
Undisbursed portion of approved loans	30,156	28,790	29,207
Gross loan disbursements	4,672	4,339	10,558
Net loan disbursements[2]	830	(3,152)	2,096
Balance Sheet Data			
Cash and investments-net [3], after swaps	$ 29,710	$ 22,014	$ 21,226
Loans outstanding[4]	71,437	65,415	70,679
Total assets	105,873	93,468	97,007
Borrowings outstanding[5], after swaps	76,065	63,141	67,460
Callable capital stock	138,901	123,840	123,840
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	71,105	63,439	63,439
Equity	24,221	22,064	23,550
Income Statement Data			
Operating Income[6]	**$ 579**	**$ 844**	**$ 881**
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(56)	602	626
Board of Governors approved transfers	(200)	(200)	(200)
Net income	323	1,246	1,307
Ratios			
Net borrowings [7] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	66.2%	67.4%	74.4%
Total Equity [8] to loans [9] ratio	34.6%	34.1%	33.6%
Cash and investments as a percentage of borrowings outstanding, after swaps	39.1%	34.8%	31.5%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations.
(2) Includes gross loan disbursements less principal repayments.
(3) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(4) Excludes lending swaps in a net liability position of $668 million as of September 30, 2014 (2013 - $812 million) and $650 million as of December 31, 2013.
(5) Net of premium/discount.
(6) See page 7 for a full discussion of Operating Income under Results of Operations.
(7) Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).
(8) "Total Equity" is defined as Paid-in capital stock less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, Receivable from members, and the cumulative effects of Net fair value adjustments on non-trading portfolios and foreign currency transactions.
(9) Includes loans outstanding and guarantee exposure.

LENDING OPERATIONS: During the first nine months of 2014, the Bank approved 71 loans totaling $6,250 million compared to 76 loans that totaled $6,580 million during the same period in 2013. There were two non-sovereign-guaranteed, non-trade-related guarantees approved for $123 million (2013 – four for $33 million) and 56 trade-related guarantees without sovereign counter-guarantee were issued for $169 million (2013 – 145 guarantees issued for $398 million).

The portfolio of non-sovereign-guaranteed loans, including loans to other development institutions, decreased slightly to $5,604 million compared to $5,635 million at December 31, 2013. In addition, the non-sovereign guarantees exposure decreased $262 million to $284 million compared to $546 million at December 31, 2013. As of September 30, 2014, 8.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013.

Total allowances for loan and guarantee losses amounted to $330 million at September 30, 2014 compared to $255 million at December 31, 2013. The Bank had non-sovereign-guaranteed loans with outstanding balances of $401 million

classified as impaired at September 30, 2014 compared to $310 million at December 31 2013. All impaired loans have specific allowances for loan losses amounting to $152 million at September 30, 2014, compared to $88 million at December 31, 2013.

For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.84%, and the same credit commission and supervision and inspection fees in 2013.

BORROWING OPERATIONS: During the first nine months of the year, the Bank issued bonds for a total face amount of $18,239 million (2013 – $11,759 million) that generated proceeds of $18,174 million (2013 – $11,327 million), representing increases of $6,480 million and $6,847 million, respectively, compared to the same period last year. Such increases are mostly due to larger projected debt redemptions and the increase of the Bank's liquid assets. The average life of new issues was 5.3 years (2013 – 4.8 years).

During 2014, the Bank continues to be rated Triple-A by the major credit rating agencies.

FINANCIAL RESULTS: Operating income during the first nine months of 2014 was $579 million, compared to $844 million for the same period last year, a decrease of $265 million. This decrease was mainly due to a decrease in both net interest income of $254 million and net investment gains of $90 million, as well as an increase in the provision for loan and guarantee losses of $44 million, partially offset by a decrease in net non-interest expense of $133 million.

During the nine months ended September 30, 2014, the trading investments portfolio experienced net mark-to-market gains of $55 million, compared to $145 million during the nine months ended September 30, 2013, due to the reduction in holdings of legacy asset- and mortgage-backed securities, after a very strong recovery in this sector. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $22 million during the first nine months of 2014 compared to $24 million during the same period in 2013.

The provision for loan and guarantee losses was $75 million compared to $31 million in the first nine months of 2013. The increase was mainly the result of an increase in the specific loan loss allowance due to four new loans classified as impaired, partially offset by the full repayment and improvements of the conditions of certain non-sovereign-guaranteed impaired loans.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $56 million for the nine months ended September 30, 2014, compared to gains of $602 million for the same period in 2013. Net fair value adjustments mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITALIZATION: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

The Bank's equity base plays a critical role in securing its financial objectives. The Total Equity-to-Loans Ratio (TELR) at September 30, 2014 was 34.6% compared to 33.6% at the end of last year (See Table 1).

CAPITAL ADEQUACY

The Bank's capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both its lending and treasury operations. In addition, the policy includes capital requirements for pension and operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such,

specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under this framework, the Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria.

The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign-guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3].

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2014, 92% was sovereign-guaranteed. At September 30, 2014, the total volume of outstanding loans was $71,437 million, compared with $70,679 million as of December 31, 2013. The increase in the loan portfolio was mostly due to a higher level of disbursements ($4,672 million) than loan collections ($3,842 million), partially offset by negative currency translation adjustments ($90 million).

As of September 30, 2014, 8.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 8.6% at December 31, 2013. The non-sovereign-guaranteed loan portfolio, including loans to other development institutions, totaled $5,604 million, compared to $5,635 million at December 31, 2013.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $8,399 million during the first nine months of 2014, mainly resulting from net cash inflows from borrowings ($8,779 million), collection of capital subscriptions under the IDB-9 ($271 million), net cash inflows from operating activities ($400 million) and mark-to-market gains ($55 million), partially offset by net loan disbursements ($830 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $8,605 million compared with December 31, 2013, primarily due to a higher amount of new borrowings than maturities ($8,779 million) and the accretion of discount on borrowings ($198 million), partially offset by the payment of accretion of discount of borrowings and swaps ($426 million), and net decrease in the fair value of borrowings and related swaps ($62 million).

EQUITY: Equity at September 30, 2014 was $24,221 million, an increase of $671 million from December 31, 2013, reflecting Net income of $323 million, paid-in capital received under the IDB-9 of $332 million and the collection of receivable from members of $16 million.

Table 1 presents the composition of the TELR as of September 30, 2014 and December 31, 2013. It shows that the TELR increased from 33.6% to 34.6% due to the increase in Total Equity, partially offset by the increase in loans outstanding and guarantee exposure.

[3] As of June 30, 2014, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,648 million, or 6.7% of the Bank's Total Equity, compared to 6.9% at December 31, 2013.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2014	December 31, 2013
Equity		
Paid-in capital stock	$ 5,357	$ 4,941
Capital subscriptions receivable	(85)	(1)
	5,272	4,940
Less: Receivable from members	246	262
Retained earnings:		
General reserve [1]	16,630	16,307
Special reserve [1]	2,565	2,565
	24,221	23,550
Plus:		
Allowances for loan and guarantee losses	330	255
Minus:		
Borrowing countries' local currency cash balances	135	152
Cumulative net fair value adjustments on non-trading portfolios and foreign currency transactions	(477)	(421)
Total Equity	$ 24,893	$ 24,074
Loans outstanding and guarantee exposure	$ 72,046	$ 71,550
Total Equity-to-Loans Ratio	**34.6%**	**33.6%**

[1] Includes Accumulated other comprehensive income.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2014, Operating Income was $579 million compared to $844 million for the same period last year, a decrease of $265 million. This decrease was mainly due to a decrease in both net interest income and net investment gains, as well as an increase in the provision for loan and guarantee losses, partially offset by a decrease in net non-interest expense.

The Bank had net interest income of $1,023 million during the first nine months of 2014, compared to $1,277 million for the same period last year. The decrease was mainly due to non-recurring gains associated with loan repayments and equity duration management of approximately $226 million in 2013.

The Bank's trading investments portfolio contributed net mark-to-market gains of $55 million during the period, compared to $145 million for the same period in 2013, mainly due to the overall reduction of asset- and mortgage-backed securities held in the portfolio.

Net non-interest expense decreased $133 million mainly due to lower net pension and postretirement benefit costs of $142 million. No amortization of unrecognized net actuarial losses is required in 2014 since deferred actuarial losses are within the 10% corridor. In addition, service cost decreased due to the increase in the rate used to discount the pension liabilities at the end of 2013.

The provision for loan and guarantee losses was $75 million compared to $31 million in the first nine months of 2013. The increase was mainly the result of an increase in the specific loan loss allowance due to four new loans classified as impaired, partially offset by the full repayment and improvements of the conditions of certain non-sovereign-guaranteed impaired loans.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
	2014	2013	2014 vs. 2013
Loan interest income [1]	$ 1,243	$ 1,360	(117)
Investment interest income [1]	53	45	8
Other interest income	33	175	(142)
	1,329	1,580	(251)
Less:			
Borrowing expenses [1]	306	303	3
Net interest income	1,023	1,277	(254)
Other loan income	63	73	(10)
Net investment gains	55	145	(90)
Other expenses:			
Provision for loan and guarantee losses	75	31	44
Net non-interest expense	487	620	(133)
Total	562	651	(89)
Operating Income	$ 579	$ 844	$ (265)

[1] Amounts on an after swap basis.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2014 and 2013 and the year ended December 31, 2013 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2014		Nine months ended September 30, 2013		Year ended December 31, 2013	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 70,590	2.35	$ 66,540	2.73 [5]	$ 66,780	2.65 [5]
Liquid investments [2][3]	24,186	0.64	17,872	1.55	19,713	1.27
Total earning assets	$ 94,776	1.91	$ 84,412	2.48	$ 86,493	2.34
Borrowings	$ 70,489	0.58	$ 60,979	0.66	$ 62,312	0.64
Net interest margin [4]		1.44		2.02 [6]		1.87 [6]

[1] Excludes loan fees.

[2] Geometrically-linked time-weighted returns.

[3] Includes gains and losses.

[4] Represents annualized net interest income as a percent of average earning assets.

[5] Loan prepayment compensation, net of swap unwinding costs, of approximately $101 million was received by the Bank in 2013. Excluding this compensation, the return on loans would have been 2.53% for the period ended September 30, 2013 and 2.50% for the year ended December 31, 2013.

[6] In addition to the loan prepayment compensation mentioned above, gains of $125 million on equity duration swaps were realized from swap terminations resulting from equity duration management in 2013. If such amounts were not considered, the net interest margin would have been 1.66% for the period ended September 30, 2013 and 1.61% for the year ended December 31, 2013.

CORE OPERATING INCOME (NON-GAAP MEASURE): Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. Table 4 below displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Core operating income is a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

Table 4: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	Nine months ended September 30, 2014	2013	2014 vs. 2013
Operating Income (Reported)	$ 579	$ 844	$ (265)
Less:			
Net investment gains	55	145	(90)
Non-recurring gains associated with loan prepayments and equity duration management	-	226	(226)
Add:			
Provision for loan and guarantee losses	75	31	44
Core operating income	$ 599	$ 504	$ 95

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2014, there were two non-sovereign-guaranteed, non-trade-related guarantees approved for $123 million (2013 – four for $33). In addition, the Bank issued 56 trade-related guarantees for $169 million (2013 – 145 guarantees issued for $398 million). No guarantees with sovereign counter-guarantee were approved during the first nine months of 2014 and 2013.

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2014, the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.39 years with contractual maturity dates through 2044[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans ($30,156 million at September 30, 2014), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 5 shows a breakdown of the trading investments portfolio and related swaps at September 30, 2014 and December 31, 2013, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2013 is presented in Schedule I-4 to the December 31, 2013 financial statements.

Table 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

Security Class	September 30, 2014		December 31, 2013	
	Fair Value [(1)]	Unrealized Gains (Losses)	Fair Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 6,553	$ (1)	$ 6,073	$ -
U.S. Government-sponsored enterprises	428	-	207	-
Obligations of non-U.S. governments and agencies	17,487	5	10,382	(40)
Bank obligations	4,293	(1)	3,527	(1)
Corporate securities	164	-	147	-
Mortgage-backed securities	**375**	**22**	**489**	**31**
U.S. residential	40	1	46	2
Non-U.S. residential	281	19	320	23
U.S. commercial	18	1	28	1
Non-U.S. commercial	36	1	95	5
Asset-backed securities	**143**	**2**	**228**	**9**
Collateralized loan obligations	83	1	152	5
Other collateralized debt obligations	29	1	33	3
Other asset-backed securities	31	-	43	1
Total investments-trading	29,443	27	21,053	(1)
Currency and interest rate swaps-investments-trading	73	21	(1)	44
Total	$ 29,516	$ 48	$ 21,052	$ 43

[(1)] Includes accrued interest of $53 million (2013 - $38 million) for trading investments and $(33) million (2013 - $(28) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2014, the credit exposure amounted to $29,531 million, compared to $21,227 million as of December 31, 2013. The credit quality of the portfolios continues to be high, as 77.1% of the counterparties are rated AAA and AA, 16.1% carry the highest short-term ratings (A1+), 6.2% are rated A, 0.5% are rated BBB, and 0.1% are rated below BBB, compared to 86.8%, 6.5%, 5.6%, 0.8% and 0.3%, respectively, at December 31, 2013.

As of September 30, 2014, the Bank's total current credit exposure in Europe was $13,157 million ($8,908 million at December 31, 2013). There was no direct exposure to the three Eurozone countries rated BBB or lower (Italy, Portugal, and Spain) as of September 30, 2014 and December 31, 2013. In the countries specified, the Bank had $244 million ($293 million at December 31, 2013) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns. The remaining European current credit exposure of $12,913 million ($8,615 million at December 31, 2013), regardless of asset class, was in countries rated AA- or higher.

Table 6: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	September 30, 2014						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 4,663	$ -	$ 101	$ -	$ -	$ 4,764	16.1
AAA	6,856	592	-	47	-	7,495	25.4
AA	11,834	3,133	63	157	88	15,275	51.7
A	1,115	568	-	160	-	1,843	6.2
BBB	-	-	-	136	-	136	0.5
BB	-	-	-	-	-	-	0.0
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	18	-	18	0.1
Total	$ 24,468	$ 4,293	$ 164	$ 518	$ 88	$ 29,531	100.0

	December 31, 2013						
	Investments						
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
A1+	$ 939	$ 394	$ 51	$ -	$ -	$ 1,384	6.5
AAA	5,401	143	-	63	-	5,607	26.5
AA	9,946	2,374	96	229	156	12,801	60.3
A	333	616	-	235	18	1,202	5.6
BBB	-	-	-	173	-	173	0.8
BB	43	-	-	-	-	43	0.2
B	-	-	-	-	-	-	0.0
CCC	-	-	-	-	-	-	0.0
CC and below	-	-	-	17	-	17	0.1
Total	$ 16,662	$ 3,527	$ 147	$ 717	$ 174	$ 21,227	100.0

OTHER DEVELOPMENTS

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA): In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. The Bank continues to assess the impact of the implementation of this financial regulatory reform on its operations as rules continue to become effective and markets adjust. Based on a review of the current regulations and the rules that have become effective to date, the Bank is of the view that effects from the provisions of the DFA apply to the Bank's counterparties and to the Bank's derivatives trading and associated activities, and those effects may include an increase in the Bank's borrowing cost.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. This legislation seeks to reform aspects of the U.S. health care system and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Renewed Vision of the IDB Group's Activities with the Private Sector: As part of an initiative to maximize the efficient use of Bank resources and the development impact on the region through the activities of the IDB Group with the private sector, during the Bank's Annual Meeting in Bahia, Brazil, in March 2014, the Board of Governors of each of the Bank and the IIC approved a resolution that directed the Bank and IIC management to develop a proposal for a consolidated private sector entity to be considered by the Bank and IIC Boards of Governors no later than March 2015. The Bank and the IIC are developing such a proposal.

MANAGEMENT CHANGES: On January 31, 2015, Mr. Gustavo De Rosa, currently the Chief Risk Officer, will assume the position of Finance General Manager and Chief Financial Officer. Until that date, Mr. Alberto Suria will continue as Finance General Manager and Chief Financial Officer, a.i..

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): The volatility in the equity and credit markets affect the funded status of the Plans. As of September 30, 2014, declines in global equity markets and in U.S. interest rates have decreased the funded status of the Plans by approximately $300 million. The Bank recognizes changes in the funded status of the Plans through comprehensive income at the end of the year, when the pension liabilities are re-measured, as required by GAAP. At September 30, 2014, the Plans' assets still represent 98% of the benefit obligations.

Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2014		December 31, 2013	
	(Unaudited)		(Unaudited)	
ASSETS				
Cash and investments				
Cash- Note P	$ 630		$ 421	
Investments - Trading - Notes C, G, H and P	29,390	$ 30,020	21,015	$ 21,436
Loans outstanding - Notes D, E and P	71,437		70,679	
Allowance for loan losses	(325)	71,112	(244)	70,435
Accrued interest and other charges		816		805
Currency and interest rate swaps - Notes G, H, I and P				
Investments - Trading	146		110	
Loans	154		103	
Borrowings	2,524		3,161	
Other	51	2,875	66	3,440
Assets under retirement benefit plans		309		292
Receivable for investment securities sold		261		161
Other assets		480		438
Total assets		$ 105,873		$ 97,007
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 598		$ 654	
Medium- and long-term:				
Measured at fair value	49,200		43,704	
Measured at amortized cost	27,159	$ 76,957	24,343	$ 68,701
Currency and interest rate swaps - Notes G, H, I and P				
Investments - Trading	40		83	
Loans	822		753	
Borrowings	1,632		1,920	
Others	13	2,507	18	2,774
Payable for investment securities purchased		324		169
Payable for cash collateral received		353		229
Due to IDB Grant Facility - Note J		540		435
Accrued interest on borrowings		411		491
Liabilities under retirement benefit plans		78		73
Undisbursed special programs		237		239
Other liabilities		245		346
Total liabilities		81,652		73,457
Equity				
Capital stock - Note K				
Subscribed 11,958,339 shares (2013 - 10,675,321 shares)	144,258		128,781	
Less callable portion	(138,901)		(123,840)	
Paid-in capital stock	5,357		4,941	
Capital subscriptions receivable	(85)		(1)	
Receivable from members	(246)		(262)	
Retained earnings	18,022		17,699	
Accumulated other comprehensive income	1,173	24,221	1,173	23,550
Total liabilities and equity		$ 105,873		$ 97,007

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and G	$ 437	$ 435	$ 1,306	$ 1,433
Investments - Notes C and G				
Interest	19	16	53	45
Net gains	15	21	55	145
Other interest income - Notes G and I	10	12	33	175
Other	22	8	36	24
Total income	503	492	1,483	1,822
Expenses				
Borrowing expenses, after swaps - Notes F, G and H	104	99	306	303
Provision for loan and guarantee losses - Note E	75	9	75	31
Administrative expenses	160	198	457	568
Special programs	27	40	66	76
Total expenses	366	346	904	978
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	137	146	579	844
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	(49)	54	(56)	602
Board of Governors approved transfers - Note J	-	-	(200)	(200)
Net income	88	200	323	1,246
Retained earnings, beginning of period	17,934	17,438	17,699	16,392
Retained earnings, end of period	$ 18,022	$ 17,638	$ 18,022	$ 17,638

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	(Unaudited)		(Unaudited)	
Net income	$ 88	$ 200	$ 323	$ 1,246
Other comprehensive income (loss)				
Translation adjustments	-	6	-	(1)
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans - Note L	-	28	-	84
Total other comprehensive income	-	34	-	83
Comprehensive income	$ 88	$ 234	$ 323	$ 1,329

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2014	**2013**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	**$ (4,672)**	$ (4,339)
Loan collections	**3,842**	7,491
Net cash provided by (used in) lending activities	**(830)**	3,152
Miscellaneous assets and liabilities	**(71)**	(40)
Net cash provided by (used in) lending and investing activities	**(901)**	3,112
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**18,174**	10,040
Repayments	**(9,339)**	(6,369)
Short-term borrowings, net	**(56)**	(193)
Cash collateral received	**124**	(437)
Collections of capital subscriptions	**271**	237
Collections of receivable from members	**16**	16
Payments of maintenance of value to members	**-**	(5)
Net cash provided by financing activities	**9,190**	3,289
Cash flows from operating activities		
Gross purchases of trading investments	**(41,079)**	(32,147)
Gross proceeds from sale or maturity of trading investments	**32,598**	24,897
Loan income collections, after swaps	**1,219**	1,336
Interest and other costs of borrowings, after swaps	**(353)**	(560)
Income from investments	**98**	11
Other interest income	**34**	178
Other income	**41**	24
Administrative expenses	**(476)**	(458)
Special programs	**(68)**	(59)
Transfers to the IDB Grant Facility	**(95)**	(86)
Net cash used in operating activities	**(8,081)**	(6,864)
Effect of exchange rate fluctuations on Cash	**1**	(6)
Net increase (decrease) in Cash	**209**	(469)
Cash, beginning of period	**421**	1,021
Cash, end of period	**$ 630**	$ 552

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2013 financial statements and notes therein included in the Bank's Information Statement dated March 11, 2014. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year. Certain reclassifications of the prior year's information have been made to conform to the current year's presentation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees. The ASU is effective for the Bank during the first quarter of 2017 and the Bank is currently evaluating the impact on its financial condition or results of operations.

Currency Accounting
The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, effective on October 1, 2013, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings.

Up to September 30, 2013, the Bank considered currencies of all of its member countries functional currencies, to the extent that the operations were conducted in those currencies. Until then, net adjustments resulting from the translation of other functional currencies into United States dollars, the reporting currency, were charged or credited to Translation[1] adjustments, a separate component of Other comprehensive income (loss), in the Condensed Statement of Comprehensive Income. Effective October 1, 2013, the Bank concluded that its operations are now substantially carried out in a single functional currency, the U.S. dollar. Accordingly, net gains and losses resulting from the translation of all non-U.S. dollar currencies (i.e., foreign currencies) into United States dollars are now charged or credited to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, multilateral, bank and corporate obligations, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For obligations issued or unconditionally guaranteed by sovereign and sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, the Bank's policy is to invest in such obligations with a minimum credit quality equivalent to AA-. Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

[1] References to captions in the condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

Net unrealized gains of $48 million on trading portfolio instruments held at September 30, 2014, compared to $43 million at September 30, 2013, were included in Income from Investments - Net gains.

A summary of the trading portfolio instruments at September 30, 2014 and December 31, 2013 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The FFF is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin, as well as the Bank's spread.

LOAN CHARGES: For 2014, the Board of Executive Directors approved a lending spread of 0.85%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to substantially all sovereign-guaranteed loans, comprising approximately 92% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the nine months ended September 30, 2014, there were two non-sovereign guaranteed, non-trade-related guarantees approved for $123 million (2013 – four approved for $33 million). No guarantees with sovereign counter-guarantee were approved during the first nine months of 2014 and 2013. As of September 30, 2014, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $840 million ($839 million as of December 31, 2013), and guarantees with sovereign counter-guarantee of $325 million (2013 - $325 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first nine months of the year, the Bank issued 56 guarantees for $169 million under this program (2013 – 145 guarantees for $398 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At September 30, 2014, guarantees of $609 million ($871 million at December 31, 2013), including $94 million issued under the TFFP ($329 million at December 31, 2013), were outstanding and subject to call. An amount of $20 million ($29 million at December 31, 2013) of guarantees outstanding without sovereign counter-guarantee has been reinsured. Outstanding guarantees have remaining maturities ranging from 1 month to 12 years, except for trade related guarantees that have maturities of up to three years.

At September 30, 2014 and December 31, 2013, the Bank's exposure on guarantees without sovereign counter-guarantee, amounted to $284 million and $546 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification (RC)	September 30, 2014	December 31, 2013	S&P/Moody's Rating Equivalent
RC1	$ 134	$ 154	BBB/Baa3 or higher
RC2	26	123	BB+/Ba1
RC3	45	103	BB/Ba2
RC4	60	97	BB-/Ba3
RC5	18	60	B+/B1
RC6	-	-	B/B2
RC7	1	7	B-/B3
RC8	-	2	CCC-D / Caa-D
Total	$ 284	$ 546	

The Bank's exposure on guarantees with sovereign counter-guarantee amounted to $325 million at September 30, 2014 and December 31, 2013 (two guarantees of $265 million and $60 million rated BBB and BBB+, respectively).

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 92% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full

repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of September 30, 2014 and December 31, 2013, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	September 30, 2014	December 31, 2013
AA+ to AA-	$ 478	$ 524
A+ to A-	617	646
BBB+ to BBB-	38,154	37,452
BB+ to BB-	6,682	6,551
B+ to B-	6,694	8,515
CCC+ to CCC-	2,368	11,356
SD	10,840	-
Total	$ 65,833	$ 65,044

The ratings presented above have been updated as of September 30, 2014 and December 31, 2013, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The rating assigned by S&P to the country where the borrower/project is incorporated is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is currently considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of September 30, 2014 and December 31, 2013, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

Risk Classification (RC)	September 30, 2014	December 31, 2013	S&P/Moody's Rating Equivalent
RC1	$ 802	$ 887	BBB / Baa3 or higher
RC2	752	898	BB+ / Ba1
RC3	1,407	1,400	BB / Ba2
RC4	873	965	BB- / Ba3
RC5	685	437	B+ / B1
RC6	346	464	B / B2
RC7	146	43	B- / B3
RC8	461	397	CCC-D / Caa-D
Total	$ 5,472	$ 5,491	

In addition, as of September 30, 2014, the Bank has loans to other development institutions of $132 million ($144 million at December 31, 2013), with ratings ranging from AA to A.

Past due and Non-accrual loans
As of September 30, 2014, non-sovereign-guaranteed loans ninety or more days past due amounted to $46 million ($115 million at December 31, 2013). Non-sovereign guaranteed loans with outstanding balances of $401 million ($310 million at December 31, 2013) were on non-accrual status, including $159 million whose maturity has been accelerated ($81 million at December 31, 2013). There were no sovereign-guaranteed loans past due or in non-accrual status as of September 30, 2014 and December 31, 2013.

Impaired loans
The Bank's recorded investment in non-sovereign-guaranteed loans classified as impaired was $401 million at September 30, 2014 ($310 million at December 31, 2013). All impaired loans have specific allowances for loan losses of $152 million ($88 million at December 31, 2013).

A summary of financial information related to impaired loans affecting the results of operations for the three and nine months ended September 30, 2014 and 2013 (in millions) is as follows:

	Three months ended September 30,	
	2014	2013
Average recorded investment during the period	$ 402	$ 316
Loan income recognized	2	3
Loan income that would have been recognized on an accrual basis during the period	6	5

	Nine months ended September 30,	
	2014	2013
Average recorded investment during the period	$ 339	$ 298
Loan income recognized	16	13
Loan income that would have been recognized on an accrual basis during the period	22	16

Allowance for Loan and Guarantee Losses
SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign guaranteed loans and has not written-off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than nine months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss

allowance is determined based on the Bank's internal credit risk classification system and it is accomplished in two steps: (i) obtain the probabilities of default to be used for individual loans and guarantees. Since the Bank's internal credit ratings methodology is calibrated against external credit rating agencies, internal ratings are assigned probabilities of default as these are regularly published by external rating agencies in its global corporate default studies; (ii) an estimated loss given default rate is determined based upon the Bank's specific experience gained in its private sector operations; or by the loss given default ratios calculated by external credit agencies for similar type of exposures in those portfolios where the Bank has limited specific experience, as it is the case for subordinated loan facilities. Based upon (i) the probability of default attributed to each project, (ii) the amount of credit exposure and (iii) the loss given default rates, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the period ended September 30, 2014 and the year ended December 31, 2013, were as follows (in millions):

	September 30, 2014	December 31, 2013
Balance, beginning of year	$ 255	$ 197
Provision for loan and guarantee losses	75	58
Balance, end of period	$ 330	$ 255
Composed of:		
Allowance for loan losses	$ 325	$ 244
Allowance for guarantee losses [1]	5	11
Total	$ 330	$ 255

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended September 30, 2014 and the year ended December 31, 2013, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	September 30, 2014	December 31, 2013
Balance, beginning of period	$ 5	$ 4
Provision for loan and guarantee losses	11	1
Balance, end of period	$ 16	$ 5

Non-sovereign-guaranteed portfolio:

Specific allowance	September 30, 2014	December 31, 2013
Balance, beginning of period	$ 88	$ 66
Provision for loan and guarantee losses	64	22
Balance, end of period	$ 152	$ 88

Collective allowance	September 30, 2014	December 31, 2013
Balance, beginning of period	$ 162	$ 127
Provision for loan and guarantee losses	-	35
Balance, end of period	$ 162	$ 162

During the first nine months of 2014, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment.

Troubled debt restructurings

A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment, but it is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first nine months of 2014, there were no troubled debt restructurings or payment defaults associated with loans previously modified as troubled debt restructurings.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2014 and 2013, as follows (in millions):

	Three months ended September 30,	
	2014	2013
Borrowing expenses, after swaps	$ (374)	$ (389)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,517	(208)
Total changes in fair value included in Net income	$ 1,143	$ (597)

	Nine months ended Septermber 30,	
	2014	2013
Borrowing expenses, after swaps	$ (1,128)	$ (1,263)
Net fair value adjustments on non-trading portfolios	557	2,815
Total changes in fair value included in Net income	$ (571)	$ 1,552

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2014 and December 31, 2013, was as follows (in millions):

	September 30, 2014	December 31, 2013
Fair value	$ 49,502 [1]	$ 44,087 [1]
Unpaid principal outstanding	47,795	42,419
Fair value over unpaid principal outstanding	$ 1,707	$ 1,668

[1] Includes accrued interest of $302 million at September 30, 2014 and $383 million at December 31, 2013.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of September 30, 2014 and December 31, 2013, and their related gains and losses for the three and nine months ended September 30, 2014 and 2013, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2014 [(1)] Assets	September 30, 2014 [(1)] Liabilities	December 31, 2013 [(1)] Assets	December 31, 2013 [(1)] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 101	$ 4	$ 84	$ 32
	Loans	148	209	89	243
	Borrowings	1,631	1,256	2,119	1,354
	Accrued interest and other charges	90	(104)	86	(88)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	45	36	26	51
	Loans	6	613	14	510
	Borrowings	893	376	1,042	566
	Other	51	13	66	18
	Accrued interest and other charges	87	22	189	31
		$ 3,052	$ 2,425	$ 3,715	$ 2,717

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Currency Swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (2)	$ (4)	$ (7)	$ (13)
	Net gains	3	4	7	18
	Other comprehensive income (loss) -Translation adjustments	-	(51)	-	115
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	117	-	109	-
Loans	Income from loans, after swaps	(26)	(26)	(78)	(80)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	127	39	113	179
Borrowings	Borrowing expenses, after swaps	211	216	632	719
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,403)	212	(546)	(2,030)
	Other comprehensive income (loss) -Translation adjustments	-	2	-	3
Interest Rate Swaps					
Investments - Trading	Income from Investments:				
	Interest	(18)	(9)	(49)	(23)
	Net gains	38	(12)	28	28
Loans	Income from loans, after swaps	(68)	(76)	(220)	(488)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	60	36	(110)	862
Borrowings	Borrowing expenses, after swaps	202	174	599	544
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(231)	46	75	(960)
	Other comprehensive income (loss) -Translation adjustments	-	2	-	1
Other	Other interest income	10	12	33	175
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(16)	2	(11)	(214)
		$ (996)	$ 567	$ 575	$ (1,164)

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2014 is $747 million ($1,053 million at December 31, 2013) (after consideration of master netting derivative agree-agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $256 million at September 30, 2014 ($512 million at December 31, 2013).

The following tables provide information on the contract value/notional amounts of derivative instruments as of Sep-

tember 30, 2014 and December 31, 2013 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	September 30, 2014 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 1,561	$ -	$ 7,749
Adjustable	1,672	-	7,749	-
Loans				
Fixed	-	1,454	61	8,379
Adjustable	2,728	1,299	8,379	61
Borrowings				
Fixed	19,201	181	45,687	349
Adjustable	2,038	21,163	2,972	46,950
Other				
Fixed	-	-	2,553	413
Adjustable	-	-	413	2,553

Derivative type/ Rate type	December 31, 2013 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ -	$ 1,309	$ -	$ 4,936
Adjustable	1,470	91	4,936	-
Loans				
Fixed	-	1,401	83	9,471
Adjustable	2,656	1,349	9,471	83
Borrowings				
Fixed	18,485	203	38,348	349
Adjustable	2,243	20,089	5,437	42,051
Other				
Fixed	-	-	2,869	450
Adjustable	-	-	450	2,869

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2014 and December 31, 2013 are as follows (in millions):

September 30, 2014

Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 3,052	$ (1,678)	$ (1,286)	$ 88

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,425)	$ 1,678	$ -	$ (747)

December 31, 2013

Description	Gross Amounts of Assets Presented in the Balance Sheet [1]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Received [3]	Net Amount
Derivatives	$ 3,715	$ (1,665)	$ (1,876)	$ 174

Description	Gross Amounts of Liabilities Presented in the Balance Sheet [2]	Gross Amounts Not Offset in the Balance Sheet: Financial Instruments	Collateral Pledged	Net Amount
Derivatives	$ (2,717)	$ 1,665	$ -	$ (1,052)

[1] Includes accrued interest of $177 million and $275 million, in 2014 and 2013, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[2] Includes accrued interest of $(82) million and $(57) million, in 2014 and 2013, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[3] Includes cash collateral amounting to $353 million (2013 - $229 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSAs provide for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments are valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States, Japanese and German governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of various market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2014 and December 31, 2013 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2014[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,553	$ 6,553	$ -	$ -
U.S. Government-sponsored enterprises	428	-	428	-
Obligations of non-U.S. governments and agencies [3]	17,487	1,152	16,335	-
Bank obligations [2]	4,293	-	4,293	-
Corporate securities	164	-	164	-
Mortgage-backed securities	**375**	**-**	**375**	**-**
U.S. residential	40	-	40	-
Non-U.S. residential	281	-	281	-
U.S. commercial	18	-	18	-
Non-U.S. commercial	36	-	36	-
Asset-backed securities	**143**	**-**	**126**	**17**
Collateralized loan obligations	83	-	83	-
Other collateralized debt obligations	29	-	12	17
Other asset-backed securities	31	-	31	-
Total Investments - Trading	29,443	7,705	21,721	17
Currency and interest rate swaps	3,052	-	3,052	-
Total	$ 32,495	$ 7,705	$ 24,773	$ 17

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $53 million for trading investments and $177 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

[3] Effective January 1, 2014, due to increased level of activity in the portfolio, securities amounting to $69 million were transferred from Level 2 to Level 1.

Assets	Fair Value Measurements December 31, 2013[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 6,073	$ 6,073	$ -	$ -
U.S. Government-sponsored enterprises	207	-	207	-
Obligations of non-U.S. governments and agencies	10,382	332	10,050	-
Bank obligations [2]	3,527	-	3,527	-
Corporate securities	147	-	147	-
Mortgage-backed securities	**489**	**-**	**489**	**-**
U.S. residential	46	-	46	-
Non-U.S. residential	320	-	320	-
U.S. commercial	28	-	28	-
Non-U.S. commercial	95	-	95	-
Asset-backed securities	**228**	**-**	**208**	**20**
Collateralized loan obligations	152	-	152	-
Other collateralized debt obligations	33	-	13	20
Other asset-backed securities	43	-	43	-
Total Investments - Trading	21,053	6,405	14,628	20
Currency and interest rate swaps	3,715	-	3,715	-
Total	$ 24,768	$ 6,405	$ 18,343	$ 20

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $275 million for currency and interest rate swaps.

[2] May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2014[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 49,502	$ -	$ 49,502	$ -
Currency and interest rate swaps	2,425	-	2,425	-
Total	$ 51,927	$ -	$ 51,927	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $302 million for borrowings and under Accrued interest and other charges of $(82) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2013[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 44,087	$ -	$ 44,087	$ -
Currency and interest rate swaps	2,717	-	2,717	-
Total	$ 46,804	$ -	$ 46,804	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $383 million for borrowings and under Accrued interest and other charges, net of $(57) million for currency and interest rate swaps.

As of September 30, 2014, the investment portfolio includes $17 million ($20 million at December 31, 2013) of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2014 and 2013 (in millions). There were no Level 3 financial liabilities for the three and nine months ended September 30, 2014 and 2013.

Financial assets:

	Three months ended September 30,					
	2014			2013		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 17	$ -	$ 17	$ 31	$ -	$ 31
Total gains (losses) included in:						
Net income (loss)[1]	1	-	1	(1)	-	(1)
Other comprehensive income	-	-	-	1	-	1
Settlements	(1)	-	(1)	(10)	-	(10)
Balance, end of period	$ 17	$ -	$ 17	$ 21	$ -	$ 21
Total losses for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period[1]	$ -	$ -	$ -	$ (1)	$ -	$ (1)

[1] Gains (losses) on Level 3 financial assets are reported in Income from Investments - Net gains in the Condensed Statement of Income and Retained Earnings.

	Nine months ended September 30,					
	2014			2013		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 20	$ -	$ 20	$ 76	$ -	$ 76
Total gains included in Net income[1]	3	-	3	17	-	17
Settlements	(6)	-	(6)	(72)	-	(72)
Balance, end of period	$ 17	$ -	$ 17	$ 21	$ -	$ 21
Total gains for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period[1]	$ 2	$ -	$ 2	$ 8	$ -	$ 8

[1] Gains on Level 3 financial assets are reported in Income from Investments - Net gains in the Condensed Statement of Income and Retained Earnings.

The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $73,575 million as of September 30, 2014 ($72,256 million as of December 31, 2013) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign guaranteed loans, multilateral lending institutions that share the Bank's development mission would constitute the most appropriate assumed market participant to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such, as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $28,077 million as of September 30, 2014 ($24,869 million as of December 31, 2013) was determined using the same inputs and valuation

techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended September 30, 2014 and 2013 comprise the following (in millions):

	Three months ended September 30,	
	2014	2013
Fair value adjustments - gains (losses) [1]		
Borrowings	$ 1,517	$ (208)
Derivatives		
Borrowing swaps	(1,634)	259
Lending swaps	187	75
Equity duration swaps	(16)	2
Currency transaction losses on borrowings and loans at amortized cost, and other	(103)	(74)
	$ (49)	$ 54

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

	Nine months ended September 30,	
	2014	2013
Fair value adjustments - gains (losses) [1]		
Borrowings	$ 557	$ 2,815
Derivatives		
Borrowing swaps	(471)	(2,990)
Lending swaps	3	1,041
Equity duration swaps	(11)	(214)
Currency transaction losses on borrowings and loans at amortized cost, and other	(134)	(50)
	$ (56)	$ 602

[1] Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(56) million (2013 - $602 million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

During 2013, the Bank realized gains of $125 million generated from the unwinding of equity duration swaps as a result of equity duration management, and losses of $232 million resulting from the unwinding of lending swaps as a result of loan prepayments. These amounts were reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Other interest income and Income from loans, after swaps, respectively, in the Condensed Statement of Income and Retained Earnings.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and nine months ended September 30, 2014 and 2013, comprise the following (in millions):

	Three months ended September 30,	
	2014	2013
Currency transaction gains (losses):		
Borrowings, at fair value	$ 1,323	$ (269)
Derivatives, at fair value:		
Borrowing swaps	(1,329)	305
Lending swaps	106	37
	100	73
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	83	(34)
Loans	(107)	(40)
Other	(79)	-
	(103)	(74)
Total	$ (3)	$ (1)

	Nine months ended September 30,	
	2014	2013
Currency transaction gains (losses):		
Borrowings, at fair value	$ 710	$ 1,354
Derivatives, at fair value:		
Borrowing swaps	(667)	(1,411)
Lending swaps	91	104
	134	47
Currency transaction gains (losses) related to:		
Borrowings at amortized cost	40	53
Loans	(92)	(103)
Other	(82)	-
	(134)	(50)
Total	$ -	$ (3)

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement Establishing the Inter-American Development Bank (the Agreement), to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Bahia, Brazil, in March 2014, the Board of Governors approved the $200 million transfer corresponding to 2014. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, which is being subscribed to by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million is paid-in capital stock and the remainder constitutes callable capital stock. Two member countries, the Netherlands and Venezuela, did not subscribe to their shares, making their allocation of shares available to other shareholders. Such shares were subsequently reallocated to other member countries by the Bank's Board of Governors.

On February 28, 2014, the effective date of the third installment, 1,366,740 shares in the amount of $16,487 million were made effective ($416 million paid-in; $16,071 million callable), after Canada's exchange of temporary callable shares. The total share amount represented (i) 1,044,438 shares from the third installment of the IDB-9, (ii) 206,412 shares that had been reallocated from Venezuela and the Netherlands; and (iii) 115,890 shares that had been subscribed in the first and second installments but were not then effective in order to comply with the minimum voting power requirements of the Agreement.

The effective dates of the first three installments of the Ordinary Capital increase were February 29, 2012, and February 28, 2013 and 2014. The remaining two installments are effective on the last day of February 2015 and 2016.

In 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock. The terms and conditions of Canada's subscription stipulated that the subscription was on a temporary basis, with Canada having the right to replace its temporary subscription with shares issued under a future capital increase, as and when effective. Accordingly, when the IDB-9 became effective, Canada exercised its right, and as of September 30, 2014, has replaced a total of 135,909 non-voting callable shares in the amount of $1,640 million with an equal amount of voting callable shares. In addition, in July 2014 Canada returned 83,722 shares in the amount of $1,010 million. It is expected that the full amount of non-voting callable shares will be replaced or returned by the end of the IDB-9 installment schedule.

The changes in subscribed capital during the nine months ended September 30, 2014 and the year ended December 31, 2013 were as follows (in millions, except for share information):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2013	9,688,828	$ 4,640	$ 112,240	$ 116,880
Subscriptions during 2013	1,026,851	301	12,087	12,388
Canada's replacement of callable capital	(40,358)	-	(487)	(487)
Balance at December 31, 2013	10,675,321	4,941	123,840	128,781
Subscriptions during 2014	1,421,933	416	16,737	17,153
Canada's replacement of callable capital	(55,193)	-	(666)	(666)
Canada's return of callable capital	(83,722)	-	(1,010)	(1,010)
Balance at September 30, 2014	11,958,339	$ 5,357	$ 138,901	$ 144,258

The changes in Capital subscriptions receivable during the nine months ended September 30, 2014 and the year ended December 31, 2013, were as follows (in millions):

	Capital Subscriptions Receivable
Balance at January 1, 2013	$ 18
Subscriptions during 2013	301
Collections	(229)
Amounts paid in advance that became effective in 2013	(89)
Balance at December 31, 2013	1
Subscriptions during 2014	416
Collections	(247)
Amounts paid in advance that became effective in 2014	(85)
Balance at September 30, 2014	$ 85

Capital subscriptions receivable have been recorded as a reduction from equity in the Condensed Balance Sheet. Subscriptions paid in advance amounting to $31 million ($92 million at December 31, 2013) are included in Other liabilities.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash during the fourth quarter of the year. Expected Plans and PRBP contributions amount to $54 million and $29 million, respectively, compared to $60 million and $31 million, respectively, disclosed in the December 31, 2013 financial statements.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2014 and 2013 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Service cost	$ 20	$ 29	$ 60	$ 88
Interest cost	38	38	115	113
Expected return on plan assets [(1)]	(51)	(46)	(153)	(138)
Amortization of unrecognized net actuarial losses	-	19	-	56
Net periodic benefit cost	$ 7	$ 40	$ 22	$ 119
Of which:				
ORC's share	$ 7	$ 39	$ 21	$ 115
FSO's share	-	1	1	4

[(1)] The expected rate of return of plan assets was 6.75% for 2014 and 2013.

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2014	2013	2014	2013
Service cost	$ 11	$ 15	$ 32	$ 45
Interest cost	19	19	56	56
Expected return on plan assets [(1)]	(21)	(19)	(64)	(56)
Amortization of unrecognized net actuarial losses	-	9	-	28
Net periodic benefit cost	$ 9	$ 24	$ 24	$ 73
Of which:				
ORC's share	$ 9	$ 23	$ 23	$ 71
FSO's share	-	1	1	2

[(1)] The expected rate of return of plan assets was 6.75% for 2014 and 2013.

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at September 30, 2014. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $5,889 million at September 30, 2014 and $8,280 million at December 31, 2013. The Bank's total loans and guarantees outstanding to these VIEs were $371 million and $82 million, respectively ($519 million and $108 million, respectively, at December 31, 2013). Amounts committed not yet disbursed related to such loans and guarantees amounted to $38 million ($38 million at December 31, 2013), which combined with outstanding amounts results in a total Bank exposure of $491 million at September 30, 2014 ($665 million at December 31, 2013).

Of those loans and guarantees where the Banks is deemed to hold a significant variable interest, the Bank has made a loan amounting to approximately $32 million to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,	
	2014	2013
Net income	$ 323	$ 1,246
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(87)	(97)
Loss (income) from investments	38	(136)
Other interest income	1	3
Other income	5	-
Net unrealized gains on trading investments	(48)	(43)
Interest and other costs of borrowings, after swaps	(47)	(257)
Administrative expenses, including depreciation	(19)	110
Special programs	(2)	17
Net fair value adjustments on non-trading portfolios and foreign currency transactions	56	(602)
Transfers to the IDB Grant Facility	105	114
Net increase in trading investments	(8,481)	(7,250)
Provision for loan and guarantee losses	75	31
Net cash used in operating activities	$ (8,081)	$ (6,864)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (77)	$ 30
Loans outstanding	-	21
Borrowings	(83)	34

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2014 and 2013, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,	
	2014	2013
Argentina	$ 278	$ 295
Brazil	190	240
Mexico	333	325

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans: The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method as discussed in Note H – Fair Value Measurements.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2014 and December 31, 2013 (in millions):

	September 30, 2014 [1]		December 31, 2013 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 630	$ 630	$ 421	$ 421
Investments				
Trading	29,443	29,443	21,053	21,053
Loans outstanding, net	71,616	73,575	70,870	72,256
Currency and interest rate swaps receivable				
Investments - Trading	127	127	104	104
Loans	142	142	90	90
Borrowings	2,730	2,730	3,452	3,452
Others	53	53	69	69
Borrowings				
Short-term	598	598	654	654
Medium- and long-term:				
Measured at fair value	49,502	49,502	44,087	44,087
Measured at amortized cost	27,268	28,077	24,451	24,869
Currency and interest rate swaps payable				
Investments - Trading	54	54	105	105
Loans	876	876	822	822
Borrowings	1,482	1,482	1,772	1,772
Others	13	13	18	18

[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 13, 2014, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2014.



November 13, 2014

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

12:60

Ladies & Gentlemen:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended September 30, 2014.

Very truly yours,

John Scott
Chief Counsel
Corporate Legal Affairs Division

Enclosures